Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118775 on Form S-8 of our report dated March 31, 2006, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and an explanatory paragraph related to a change in the presentation of cash flows from discontinued operations and the retroactive revision of the statements of cash flows for the years ended December 31, 2004 and 2003) appearing in this Annual Report on Form 10-K of ViewSonic Corporation for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP
Los Angeles, California
March 31, 2006